SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

September 25, 2015

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp. Registration Statement on Form N-2 (File Number: 333-202835)

Dear Mr. Minore:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on September 16, 2015 relating to the changed pages to the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-202835) (the “Registration Statement”) submitted on September 3, 2015. The Staff’s comments are set forth below and followed by the Company’s responses.

Comment 1: We refer to the Company’s draft response to comment 1, please add the word “unencumbered” before all references to liquid assets in the response letter as well as the attached spreadsheet.

Response: The Company has updated the response and the spreadsheet to include the word “unencumbered” as requested.

Comment 2: In the Fees and Expenses table, we note that Fifth Street Management indicates that it expects to waive the collateral management fees listed in the table. Please confirm whether the Company and Fifth Street Management have entered into a contractual or oral agreement to waive the collateral management fees. If a contractual agreement has been entered into, please revise the Fees and Expenses table to show the waiver as a separate line item and file the agreement as an exhibit to the registration statement. Additionally, if a waiver agreement has been entered into, please revise the disclosure in footnote 9 to the table to indicate that Fifth Street Management has agreed to waive the fees.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

September 25, 2015

Response: The Company confirms to the Staff on a supplemental basis that it has entered into an oral agreement to waive the collateral management fees. The Company has updated the footnotes in the Fees and Expenses table to reflect this agreement.

Comment 3: In the risk factor on page 36 beginning “We are subject to certain risks as a result of our interests in the junior notes. . .” please clarify whether the Company sold or contributed its ownership interest in certain of its portfolio loans and participations. In addition, please disclose that no gain or loss will be recorded for purposes of the capital gains incentive fee as a result of the sale or contribution by the Company of its portfolio loans and participations.

Response: The Company has updated the risk factor as requested.

Comment 4: In the last sentence of the first paragraph of the risk factor on page 36 beginning “The Class C Notes are subordinated obligations of the 2015 Issuer. . .,” please clarify that the Class C Notes at their redemption bear losses of the securitization vehicle prior to the Class A and Class B Notes.

Response: The Company has updated the risk factor as requested.

Comment 5: In the risk factor on page 36 beginning “The interests of holders of the senior classes of securities . . .” please also state that Class B Notes rank higher than Class C Notes.

Response: The Company has updated the risk factor as requested.

Comment 6: We note that the Company has a relatively high concentration in the internet software & services industry and the healthcare services industry. Please confirm that the risk factor disclosure includes the specific risks related to the concentration in these industries.

Response: The Company has updated the risk factor disclosure to include more specific risks related to the concentration in these industries.

Comment 7: On page 57, we note that $139.9 million of senior secured debt investments were sold to FSFR Glick in exchange for $83.5 million in cash consideration. Please update the disclosure to include all consideration received in connection with the sale.

Response: The Company has updated the above-referenced disclosure to include all consideration received in connection with the sale as requested.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

September 25, 2015

Comment 8: On page 69 under the heading “Recent Developments,” please confirm whether the dividends declared were dividends or distributions.

Response: The Company confirms to the Staff on a supplemental basis that the dividends declared were distributions and has updated the above-referenced disclosure accordingly.

Comment 9: Please add the undertaking required by Rule 484(b)(3) to Part C of the registration statement.

Response: The Company has updated Part C of the Registration Statement to include the above-referenced undertaking as requested.

Comment 10: Please add disclosure on page 55 to indicate that FSFR Glick JV LLC is not an “eligible portfolio” company as defined in the Investment Company Act of 1940, as amended.

Response: The Company has updated the above-referenced disclosure to include the above-referenced disclosure as requested.

Comment 11: In future financial statements, please provide the specific LIBOR rates for each investment listed in the schedule of investments held by FSFR Glick JV similar to the footnotes disclosure for the Company’s schedule of investments.

Response: The Company confirms to the Staff on a supplemental basis that it will provide the specific LIBOR rates for each investment listed in the schedule of investments held by FSFR Glick JV similar to the footnotes disclosure for the Company’s schedule of investments in future financial statements.

*         *        *        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas